Q1 FY2024
ENDAVA ANNOUNCES FIRST QUARTER FISCAL YEAR 2024 RESULTS

Q1 FY2024
3.9% Year on Year Revenue Decrease to £188.4 million
0.6% Revenue Decrease at Constant Currency
Diluted EPS £0.21 compared to £0.55 in the prior year comparative period
Adjusted diluted EPS £0.39 compared to £0.54 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company"), a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended September 30, 2023, the first quarter of its 2024 fiscal year ("Q1 FY2024").
"Delays in client decision making impacted our top line and led to a revenue decrease of 0.6% in constant currency in Q1 FY2024. Whilst we recognize that the world has become more unstable over the past two months, we are seeing signs of improvement in demand and continue to see sizable new business opportunities entering and progressing through our funnel, as well as new assignments commencing and scaling, which we expect to impact our revenue in the second half of fiscal year 2024,” said John Cotterell, Endava's CEO.

FIRST QUARTER FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS:
•Revenue for Q1 FY2024 was £188.4 million, a decrease of 3.9% compared to £196.2 million in the same period in the prior year.
•Revenue decrease at constant currency (a non-IFRS measure)* was 0.6% for Q1 FY2024, compared to a growth rate of 25.9% in the same period in the prior year.
•Profit before tax for Q1 FY2024 was £17.3 million, compared to £38.6 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for Q1 FY2024 was £29.8 million, or 15.8% of revenue, compared to £39.5 million, or 20.1% of revenue, in the same period in the prior year.
•Profit for the period was £12.4 million, resulting in a diluted earnings per share ("EPS") of £0.21, compared to profit of £31.7 million and diluted EPS of £0.55 in the same period in the prior year.

Q1 FY2024
•Adjusted profit for the period (a non-IFRS measure)* was £22.9 million, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.39, compared to adjusted profit for the period of £31.3 million and adjusted diluted EPS of £0.54 in the same period in the prior year.
CASH FLOW:
•Net cash from operating activities was £16.6 million in Q1 FY2024, compared to £25.2 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £16.0 million in Q1 FY2024, compared to £21.8 million in the same period in the prior year.
•At September 30, 2023, Endava had cash and cash equivalents of £168.2 million, compared to £164.7 million at June 30, 2023.

* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED SEPTEMBER 30, 2023:
•Headcount totaled 11,761 at September 30, 2023, with an average of 10,751 operational employees in Q1 FY2024, compared to a headcount of 12,065 at September 30, 2022 and an average of 10,956 operational employees in Q1 FY2023.
•Number of clients with over £1 million in revenue on a rolling twelve-month basis was 145 at September 30, 2023, compared to 140 clients at September 30, 2022.
•Top 10 clients accounted for 35% of revenue in Q1 FY2024, compared to 33% in the same period in the prior year.
•By geographic region, 30% of revenue was generated in North America, 25% was generated in Europe, 35% was generated in the United Kingdom and 10% was generated in the rest of the world in Q1 FY2024. This compares to 35% in North America, 22% in Europe, 40% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•Starting in Q1 FY2024, we have updated the breakdown of industry verticals to provide additional granularity. By industry vertical, 27% of revenue was generated from Payments, 14% from Banking and Capital Markets (BCM), 8% from Insurance, 23% from Technology, Media and Telecommunications (TMT), 11% from Mobility, and 17% from

Q1 FY2024
Other in Q1 FY2024. This compares to 30% from Payments, 16% from BCM, 6% from Insurance, 23% from TMT, 10% from Mobility, and 15% from Other in the same period in the prior year.

OUTLOOK:
Second Quarter Fiscal Year 2024:
Endava expects revenues will be in the range of £184.0 million to £185.0 million, representing a constant currency revenue decrease between 8.5% and 8.0%. Endava expects adjusted diluted EPS to be in the range of £0.28 to £0.29 per share.

Full Fiscal Year 2024:
Endava expects revenues will be in the range of £791.0 million to £805.0 million, representing constant currency growth between 1.0% and 2.5%. Endava expects adjusted diluted EPS to be in the range of £1.59 to £1.66 per share.

This above guidance for the second quarter and full fiscal year 2024 assumes the exchange rates on October 31, 2023 (when the exchange rate was 1 British Pound to 1.21 US Dollar and 1.15 Euro).

Endava is not able, at this time, to reconcile its expectations for the second quarter and full fiscal year 2024 for revenue decrease/growth rate at constant currency or adjusted diluted EPS, to their most directly comparable IFRS measures as a result of the uncertainty regarding, and the potential variability of, reconciling items such as share-based compensation expense, amortisation of acquired intangible assets, foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, as applicable. Accordingly, reconciliation is not available without unreasonable effort, although it is important to note that these factors could be material to Endava's results computed in accordance with IFRS.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See “Forward-Looking Statements” below.

Q1 FY2024
CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am ET today, November 15, 2023, to review its Q1 FY2024 results. To participate in Endava’s Q1 FY2024 earnings conference call, please dial in at least five minutes prior to the scheduled start time (844) 481-2736 or (412) 317-0665 for international participants, Conference ID: Endava Call.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Wednesday, December 13, 2023.

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, its agile and multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments, Banking and Capital Markets, Insurance, TMT, Consumer Products, Retail, Mobility and Healthcare. As of September 30, 2023, 11,761 Endavans provided services from our locations in European Union countries (Austria, Bulgaria, Croatia, Denmark, Germany, Ireland, the Netherlands, Poland, Romania, Slovenia and Sweden), non-European Union countries (Bosnia & Herzegovina, Moldova, North Macedonia, Serbia, Switzerland and the United Kingdom), Latin America (Argentina, Colombia, Mexico and Uruguay), Asia-Pacific (Australia, Malaysia, Singapore and Vietnam), North America (Canada and the United States), and the Middle East (United Arab Emirates).

Q1 FY2024
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance in the press release. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue decrease/growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average currency rates in effect for the fiscal quarter ended September 30, 2022 were used to convert revenue for the fiscal quarter ended September 30, 2023 and the revenue for the comparable prior period.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange (gains)/losses, restructuring costs and fair value movement of contingent consideration, all of which are non-cash items except for the restructuring costs and realised foreign currency exchange (gains)/ losses.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The

Q1 FY2024
presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the second fiscal quarter of fiscal year 2024 and the full fiscal year 2024; expectations of increased current and prospective client demand for Endava offerings in upcoming periods and resulting impact on revenue; and Endava’s ability to achieve its anticipated growth and future financial performance, including management's financial outlook for the second quarter and full fiscal year 2024. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the Russia-Ukraine military conflict and related sanctions, conflict in the Middle East or if general economic conditions in Europe, the United States or the global economy continue to worsen, including increased inflation and recent and potential future bank failures; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency

Q1 FY2024
exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava's Annual Report for the year ended June 30, 2023 filed with the SEC on September 19, 2023 and in other filings that Endava makes from time to time with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q1 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended September 30
	2023	2022(1)
	£’000	£’000
REVENUE	188,421	196,169
Cost of sales
Direct cost of sales	(127,319)	(122,971)
Allocated cost of sales	(6,632)	(5,783)
Total cost of sales	(133,951)	(128,754)
GROSS PROFIT	54,470	67,415
Selling, general and administrative expenses	(38,363)	(40,182)
OPERATING PROFIT	16,107	27,233
Net finance income	1,206	11,335
PROFIT BEFORE TAX	17,313	38,568
Tax on profit on ordinary activities	(4,947)	(6,840)
PROFIT FOR THE PERIOD	12,366	31,728
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	4,742	7,980
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	17,108	39,708

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	57,901,454	56,705,849
Weighted average number of shares outstanding - Diluted	58,438,198	58,128,971
Basic EPS (£)	0.21	0.56
Diluted EPS (£)	0.21	0.55

Q1 FY2024
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2023	June 30, 2023	September 30, 2022
	£’000	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	259,092	240,818	152,604
Intangible assets	66,193	66,216	56,354
Property, plant and equipment	24,506	25,940	23,460
Lease right-of-use assets	65,100	65,084	59,490
Deferred tax assets	20,601	20,156	19,611
Financial assets and other receivables	3,177	5,242	2,793
TOTAL	438,669	423,456	314,312
ASSETS - CURRENT
Trade and other receivables	185,750	177,866	190,760
Corporation tax receivable	5,547	4,042	2,940
Financial assets	67	56	346
Cash and cash equivalents	168,191	164,703	182,395
TOTAL	359,555	346,667	376,441
TOTAL ASSETS	798,224	770,123	690,753
LIABILITIES - CURRENT
Lease liabilities	14,698	14,573	12,945
Trade and other payables	83,948	91,159	102,244
Corporation tax payable	8,087	5,940	11,878
Contingent consideration	8,067	7,650	1,340
Deferred consideration	155	1,267	12,401
TOTAL	114,955	120,589	140,808
LIABILITIES - NON CURRENT
Lease liabilities	54,253	54,441	51,321
Deferred tax liabilities	14,236	14,623	10,507
Contingent consideration	9,336	3,809	3,040
Deferred consideration	5,676	4,837	—
Other liabilities	522	516	512
TOTAL	84,023	78,226	65,380
EQUITY
Share capital	1,155	1,155	1,135
Share premium	14,635	14,625	9,173
Merger relief reserve	42,805	42,805	30,003
Retained earnings	546,111	522,926	441,943
Other reserves	(5,434)	(10,176)	2,466
Investment in own shares	(26)	(27)	(155)
TOTAL	599,246	571,308	484,565
TOTAL LIABILITIES AND EQUITY	798,224	770,123	690,753

Q1 FY2024
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended September 30
	2023	2022
	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	12,366	31,728
Income tax charge	4,947	6,840
Non-cash adjustments	15,800	6,099
Tax paid	(2,348)	(1,610)
Net changes in working capital	(14,178)	(17,821)
Net cash from operating activities	16,587	25,236

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(807)	(3,443)
Proceeds from disposal of non-current assets	3	19
Payment for acquisition of subsidiary, net of cash acquired	(4,182)	—
Other acquisition related settlements	(6,680)	—
Interest received	1,565	365
Net cash used in investing activities	(10,101)	(3,059)

FINANCING ACTIVITIES
Proceeds from sublease	56	145
Repayment of lease liabilities	(3,920)	(3,099)
Interest and debt financing costs paid	(287)	(217)
Grant received	207	—
Proceeds from exercise of options	11	21
Net cash used in financing activities	(3,933)	(3,150)
Net change in cash and cash equivalents	2,553	19,027

Cash and cash equivalents at the beginning of the period	164,703	162,806
Exchange differences on cash and cash equivalents	935	562
Cash and cash equivalents at the end of the period	168,191	182,395

Q1 FY2024
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Three Months Ended September 30
	2023	2022
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	(3.9)%	33.0%
Foreign exchange rates impact	3.3%	(7.1%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY	(0.6)%	25.9%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Three Months Ended September 30
	2023	2022
	£’000	£’000

PROFIT BEFORE TAX	17,313	38,568
Adjustments:
Share-based compensation expense	9,939	9,544
Amortisation of acquired intangible assets	3,401	3,019
Foreign currency exchange gains	(2,079)	(7,414)
Fair value movement of contingent consideration	1,236	(4,249)
Total adjustments	12,497	900
ADJUSTED PROFIT BEFORE TAX	29,810	39,468

PROFIT FOR THE PERIOD	12,366	31,728
Adjustments:
Adjustments to profit before tax	12,497	900
Tax impact of adjustments	(1,939)	(1,330)
ADJUSTED PROFIT FOR THE PERIOD	22,924	31,298

Q1 FY2024
RECONCILIATION OF ADJUSTED DILUTED EARNINGS PER SHARE:

	Three Months Ended September 30
	2023	2022
	£’000	£’000

DILUTED EARNINGS PER SHARE (£)	0.21	0.55
Adjustments:
Share-based compensation expense	0.17	0.16
Amortisation of acquired intangible assets	0.06	0.05
Foreign currency exchange gains	(0.04)	(0.13)
Fair value movement of contingent consideration	0.02	(0.07)
Tax impact of adjustments	(0.03)	(0.02)
Total adjustments	0.18	(0.01)
ADJUSTED DILUTED EARNINGS PER SHARE (£)	0.39	0.54

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Three Months Ended September 30
	2023	2022
	£’000	£’000

Net cash from operating activities	16,587	25,236
Adjustments:
Grant received	207	—
Purchase of non-current assets (tangible and intangible)	(804)	(3,424)
Adjusted Free cash flow	15,990	21,812

Q1 FY2024
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Three Months Ended September 30
	2023	2022
	£’000	£’000

Direct cost of sales	6,802	5,957
Selling, general and administrative expenses	3,137	3,587
Total	9,939	9,544

DEPRECIATION AND AMORTISATION

	Three Months Ended September 30
	2023	2022
	£’000	£’000

Direct cost of sales	5,196	4,087
Selling, general and administrative expenses	4,223	3,618
Total	9,419	7,705

Q1 FY2024
EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Three Months Ended September 30
	2023	2022

Closing number of total employees (including directors)	11,761	12,065
Average operational employees	10,751	10,956

Top 10 customers %	35%	33%
Number of clients with > £1m of revenue (rolling 12 months)	145	140

Geographic split of revenue %
North America	30%	35%
Europe	25%	22%
UK	35%	40%
Rest of World (RoW)	10%	3%
Industry vertical split of revenue %
Payments	27%	30%
Banking and Capital Markets	14%	16%
Insurance	8%	6%
TMT	23%	23%
Mobility	11%	10%
Other	17%	15%

Q1 FY2024

FOOTNOTES

(1) The presentation of the income statement has been changed to no longer separately disclose the net impairment gains/losses on financial assets on the face of the Condensed Consolidated Statements of Comprehensive Income, but include them within Selling, general and administrative expenses.